Exhibit (a)(5)(iii)

Press Release

FOR IMMEDIATE RELEASE

Press Contact:	Investor Relations Contact:
John Noh	Laura Graves
408 853-8445	408 526-6521
jnoh@cisco.com	lagraves@cisco.com

Cisco Announces Termination of Hart-Scott-Rodino Waiting Period for Acquisition of WebEx

SAN JOSE, Calif. – April 9, 2007 – Cisco Systems, Inc. (NASDAQ: CSCO) today announced, in connection with its tender offer for all of the outstanding shares of WebEx Communications, Inc. (NASDAQ: WEBX), that the waiting period for US antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was terminated on April 6, 2007. The tender offer remains subject to regulatory approval by competition authorities in various jurisdictions outside the United States.

As announced previously on March 27, 2007, Cisco, through its wholly-owned subsidiary Wonder Acquisition Corp., has commenced a tender offer for all outstanding shares of WebEx at a price of $57.00 per share net to the seller in cash without interest, less brokerage fees and less any required withholding taxes, pursuant to the definitive merger agreement between Cisco and WebEx.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. and Wonder Acquisition Corp. have filed with the SEC on Schedule TO on March 27, 2007. WebEx also has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About Cisco Systems

Cisco, (NASDAQ: CSCO), is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com.

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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks or trademarks of Cisco Systems, Inc. and/or its affiliates in the United States and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. The use of the word partner does not imply a partnership relationship between Cisco and any other company. This document is Cisco Public Information.